 Global Cosmetics Inc.

Pavilion, 96 Kensington High Street, London, W8 4SG

Via EDGAR

February 21, 2017

Securities and Exchange Commission

Washington, DC 20548

Attention: Pam Long

Re:	Global Cosmetics Inc.
Registration Statement on Form S-1
Filed May 2, 2016
File No. 333-211050

Dear Ms. Long:

On February 21, 2017, Global Cosmetics Inc. (the “Company”) filed Amendment No.8 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on May 2, 2016, (collectively, the “Registration Statement”).

The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of its letter dated February 8, 2017 (the “Comment Letter”) and telephone conversation of February 14, 2017 with the Staff. Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

Item 16. Exhibits, page 41

1. We note your response to comment number 3 from our letter dated February 3, 2017. Please include an updated auditor’s consent that reflects the correct audit opinion date of the related audit report. Based on the last amendment, the audit report date appears to be February 6, 2017. Refer to Item 601 of Regulation S-K.

Company Response: The Amendment has been revised to address this comment

Financial Statements, page 31

2. Please note the updating requirements in Rule 8-08 of Regulation S-X as applicable.

Company Response: The Amendment has been revised to address this comment

Sincerely,

Global Cosmetics Inc.

/s/ Benjamin Ridding
By:	Benjamin Ridding
Chief Executive Officer